EXHIBIT 2.2
                                                              -----------

                                                    FOR IMMEDIATE RELEASE
                                                        February 12, 1999

                                                     FOR MORE INFORMATION
                                      Investor Relations - Dennis Senchak
                                                      Assistant Treasurer
                                                           (219) 647-6085

                                Shareholder Relations - Stephen R. Gallas
                                            Manager, Financial Operations
                                                           (219) 853-5070

                                  Corporate Communications - Kris Falzone
                                                NI Communications Manager
                                                           (219) 647-6203



                NIPSCO INDUSTRIES, BAY STATE COMPLETE MERGER

        MERRILLVILLE, Ind. -- NIPSCO Industries, Inc. (NYSE: NI) completed its previously announced acquisition of Bay State Gas Company (NYSE: BGC) today. In the merger, each share of Bay State common stock was converted into the right to receive $40 in cash, or
   1.4414 shares of NI common stock as determined by the average NI closing prices reported in the Wall Street Journal for the 20 trading
   days ending Feb 9.             -------------------

        A mailing describing cash election procedures will be sent to Bay State's shareholders within the next few business days. At the end of the cash election period, if elections to receive cash total more than 50 percent of the total consideration, the cash will be distributed pro rata to those electing cash. The Bay State shareholders will receive their stock or cash (either 1.4414 shares of NI common stock, or $40 in cash, or a combination of cash and NI common stock) in early March.

        The previously announced dividend payable to Bay State shareholders of record on Feb. 16 will be paid to NI. Bay State shares will no longer be traded on the New York Stock Exchange.

        Bay State, based in Westborough, Mass., is an energy services company that provides services to more than 305,000 natural gas customers in the New England states of Massachusetts, New Hampshire and Maine.

        NIPSCO Industries, based in Merrillville, Ind., is a holding company whose businesses are primarily utility or energy focused. In addition to Bay State, the company's regulated businesses provide electricity and natural gas in northern Indiana, water in central Indiana, and interstate natural gas pipeline services. The company's other businesses offer energy- and utility-related products and services. Information about NI and its subsidiaries is available via the Internet at www.nipsco.com.

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